Exhibit 99.1

AMENDMENT NO. 1 TO AMENDED AND RESTATED RIGHTS AGREEMENT
This AMENDMENT NO. 1 TO AMENDED AND RESTATED RIGHTS AGREEMENT (this "Amendment") is dated as of September 20, 2017 (the "Effective Date") and amends that certain Amended and Restated Rights Agreement, dated as of June 3, 2011 (the "Rights Agreement"), by and between Ocean Rig UDW Inc., an exempted company registered in the Cayman Islands by way of continuation (the "Company"), and American Stock Transfer & Trust Company, LLC, a Delaware limited liability company (the "Rights Agent").  All capitalized terms used herein, but not defined, shall have the meaning given to such terms in the Rights Agreement.
RECITALS
WHEREAS, the Company, Drillships Financing Holding Inc. (in provisional liquidation), Drillships Ocean Ventures Inc. (in provisional liquidation) and Drill Rigs Holdings Inc. (in provisional liquidation) (each a "Scheme Company" and together, the "Scheme Companies") intend to restructure their financial indebtedness pursuant to four schemes of arrangement under section 86 of the Cayman Islands Companies Law (2016 Revision) (the "Schemes") as described in the explanatory statement (the "Explanatory Statement") issued by the Scheme Companies on 21 July 2017.
WHEREAS, the Scheme Companies are party to the Restructuring Support Agreement dated March 23, 2017 among the Scheme Companies and the Supporting Creditors signatory thereto setting out the terms of the Restructuring (as defined in the Explanatory Statement) (the "Restructuring Support Agreement");
WHEREAS, pursuant to the terms of the Schemes (as defined in the Explanatory Statement), the Restructuring will take place on the Restructuring Effective Date (as defined in the Explanatory Statement) being the Business Day on which the Company gives notice to the Scheme Creditors that the Scheme Conditions have been satisfied (or waived as applicable);
WHEREAS, each of the Schemes include a condition that the Restructuring Support Agreement Conditions (as defined in the Explanatory Statement) have been satisfied or waived and the Restructuring Support Agreement Conditions include a condition that the Rights Agreement has terminated
WHEREAS, in accordance with Section 27 of the Rights Agreement, prior to the Distribution Time, the Company may amend the Rights Agreement in any respect without the approval of any holders of Rights; and
WHEREAS, the Rights Agent is hereby directed to join in and execute this Amendment.

AGREEMENT
NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereby agree as follows:
1.          Amendments of the Rights Agreement.  The Rights Agreement is hereby amended as follows:
(a)          The definition of the term "Expiration Date" as defined in Section 1 of the Rights Agreement is hereby amended and restated in its entirety as follows:
"'Expiration Date' shall mean the earliest of (i) the Close of Business on the Final Expiration Date, (ii) the Redemption Date, (iii) the time at which the Board of Directors orders the exchange of the Rights as provided in Section 24 hereof, or (iv) the notification of the Rights Agent by the Company that all of the Restructuring Support Agreement Conditions, other than the termination of this Rights Agreement, being satisfied or waived pursuant to the Schemes."
(b)          The following definition is added to Section 1 immediately following the definition of "Exercise Price":
"'Explanatory Statement' means the explanatory statement issued by each of the Scheme Companies dated 21 July 2017 pursuant to Order 102, Rule 20(4) of the Cayman Islands Grand Court Rules 1995 (Revised Edition);
(c)          The following definition is added to Section 1 immediately following the definition of "Redemption Price":
 'Restructuring Support Agreement Conditions' has the meaning assigned to such term in the Explanatory Statement."
(d)          The following definitions are added to Section 1 immediately following the definition of "Rights Certificate":
"'Scheme Companies' means each of the Company, Drillships Financing Holding Inc., a Marshall Islands corporation, Drillships Ocean Ventures Inc., a Marshall Islands corporation, and Drill Rigs Holdings Inc., a Marshall Islands corporation;
"'Schemes' means the schemes of arrangement proposed by each of the Scheme Companies under section 86 of the Cayman Islands Companies Law (2016 Revision;

(e)          A new Section 36 is hereby added to the Rights Agreement as follows:
"36.          Termination.  Immediately upon the occurrence of the Expiration Date, this Agreement shall terminate; provided, however, the rights of the Rights Agent under Section 18 hereof shall survive the termination of this Rights Agreement."
2.          Amendment of Exhibits.  The exhibits to the Rights Agreement shall be deemed to be restated to reflect this Amendment, including all conforming changes.
3.          Other Amendment; Effect of Amendment.  This Amendment will be deemed an amendment to the Rights Agreement and will become effective on the Effective Date. In the event of a conflict or inconsistency between this Amendment and the Rights Agreement and the exhibits thereto, the provisions of this Amendment will govern.
4.          Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. A signature to this Amendment transmitted electronically (including by fax and .pdf) will have the same authority, effect and enforceability as an original signature. No party hereto may raise the use of such electronic transmission to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
5.          Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment will remain in full force and effect and will in no way be affected, impaired or invalidated.
6.          Descriptive Headings.  The descriptive headings of the several Sections of this Amendment are inserted for convenience only and will not control or affect the meaning or construction of any of the provisions hereof.
7.          Further Assurances.  Each of the parties to this Amendment will cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Amendment, the Rights Agreement and the transactions contemplated hereunder and thereunder.
8.          Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

OCEAN RIG UDW INC.

By:	/s/ John Liveris
Name:	John Liveris
Title:	Director

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael A. Nespoli
Name:	Michael A. Nespoli
Title:	Executive Director